UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(x) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

{ } TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-6890

Mechanical Technology Incorporated MTI Savings and Retirement Plan

(Title of Plan)

Mechanical Technology Incorporated

(Issuer of Securities)

431 New Karner Road

Albany, New York 12205

(Address of Principal Executive Office)

Item 4:	Page
Financial Statements
Mechanical Technology Incorporated MTI Savings and Retirement Plan

Report of Independent Registered Public Accounting Firm	4

Statements of Net Assets Available for Benefits at December 31, 2003 and 2002	5

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2003 and 2002	6

Notes to Financial Statements	7-15

Supplemental Schedule of Assets Held at December 31, 2003	16

Exhibits
23.1 - Consent of Independent Registered Public Accounting Firm

REQUIRED INFORMATION

Mechanical Technology Incorporated MTI Savings and Retirement Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal years ended December 31, 2003 and 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Item 4 and incorporated herein by this reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Mechanical Technology Incorporated MTI Savings and Retirement Plan

By: Mechanical Technology
Incorporated, Plan Sponsor

DATE: June 28, 2004	By: /s/Cynthia A. Scheuer
Cynthia A. Scheuer
Vice President and Chief Financial
Officer, as Plan Sponsor

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Mechanical Technology Incorporated MTI

Savings and Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Mechanical Technology Incorporated MTI Savings and Retirement Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Albany, New York

June 18, 2004

MECHANICAL TECHNOLOGY INCORPORATED

MTI SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2003 and December 31, 2002
	DECEMBER 31,
	2003	2002
ASSETS
Investments in common collective fund, at fair value	$4,150,434	$ 4,476,593
Investments in MTI stock fund, at fair value	420,888	169,827
Investments in registered investment companies, at fair value	5,760,924	4,233,010
Participant notes receivable	777	1,286
Total investments	10,333,023	8,880,716

Other receivable	450	-
Total assets	10,333,473	8,880,716

LIABILITIES
Administrative fees	1,708	1,674
Other	-	524
Total liabilities	1,708	2,198
NET ASSETS AVAILABLE FOR BENEFITS	$10,331,765	$ 8,878,518

The accompanying notes are an integral part of the financial statements.

MECHANICAL TECHNOLOGY INCORPORTED

MTI SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2003 and December 31, 2002

	DECEMBER 31,
	2003	2002
Additions to net assets attributed to:
Investment income:
Interest	$ 246,828	$ 270,252
Net appreciation (depreciation) in fair value of MTI stock fund	324,112	(24,591)
Net depreciation in fair value of common collective fund	(19)	(5)
Net appreciation (depreciation) in fair value of registered investment companies	971,011	(1,438,534)
Net investment income (loss)	1,541,932	(1,192,878)

Contributions:
Employer	186,383	150,447
Participant	426,498	363,432
Rollovers	12,180	136,087
Total contributions	625,061	649,966

Deductions from net assets attributed to:
Benefits paid to participants	707,018	903,504
Administrative fees	6,728	7,422
Total deductions	713,746	910,926
Net increase (decrease)	1,453,247	(1,453,838)

Net assets available for benefits:
Beginning of year	8,878,518	10,332,356
End of year	$ 10,331,765	$ 8,878,518

The accompanying notes are an integral part of the financial statements.

MECHANICAL TECHNOLOGY INCORPORATED

MTI SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following brief description of the Mechanical Technology Incorporated MTI Savings and Retirement Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for more complete information.

  General

  The Plan is a defined contribution plan covering substantially all employees of Mechanical Technology Incorporated ("Plan Sponsor") and subsidiaries. Employees are eligible to participate in the Plan after completing 6 months of service and attaining the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

  Contributions

  Participant contributions:

  The Plan permits pre-tax (basic) participant contributions through compensation deferrals not to exceed the greater of 15% of compensation or the maximum permitted by the Internal Revenue Code. Such contributions are excluded from the participant's taxable income for federal income tax purposes until received as a withdrawal or distribution from the Plan. Participants may also elect to make after-tax (voluntary) contributions to the Plan not exceeding 9% of compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

  Plan Sponsor contributions:

  The Plan Sponsor matches, on a discretionary basis, participant basic contributions. Matching contributions were 4% of credited compensation during the years ended December 31, 2003 and 2002, respectively, as defined in the Plan agreement.

  The Plan Sponsor may also make additional discretionary profit sharing contributions for the benefit of plan participants employed on the last day of the Plan's fiscal year. Profit sharing contributions, if any, are allocated to plan participants based on the ratio of participant compensation to the total compensation of all eligible plan participants for the plan year. Profit sharing contributions were 0% during the years ended December 31, 2003 and 2002, respectively.

  Participant Accounts

  Each participant's account is credited with the participant's contribution and allocations of (a) the Plan Sponsor's contribution and, (b) Plan earnings, and may be charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

  Vesting

  Participants are immediately vested in their contributions plus actual earnings thereon. A participant is fully vested in the Plan Sponsor matching and discretionary contribution portion of their accounts plus actual earnings thereon upon the earliest of completing four years of credited service; the event of death; disability; retirement; or the Plan Sponsor terminates or freezes the Plan.

  MECHANICAL TECHNOLOGY INCORPORATED

  MTI SAVINGS & RETIREMENT PLAN

  NOTES TO FINANCIAL STATEMENTS

  Investment Options

Participants may direct the investment of contributions in multiples of 5% in any of the investment options identified below, as selected by the Plan's trustees. Changes to the investment fund designations may be made daily through the Plan's recordkeeper. Each fund's investment strategy is subject to change and future performance cannot be guaranteed.

Number of Participants
Invested in the Funds
Investment Options Available	as of December 31, 2003
MTI Stock Fund	25
MFS Global Growth Fund	44
MFS Emerging Growth Fund	63
MFS Total Return Fund	69
MFS Bond Fund	44
MFS Fixed Fund	108
Massachusetts Investors Growth Stock Fund	80
Massachusetts Investors Trust Fund	50
MFS Government Limited Maturity Fund	10
MFS International New Discovery Fund	30
MFS Mid-Cap Growth Fund	19
MFS Value Fund	19
American Funds Growth Fund of America A	31
American Funds New Perspective A	15
MFS Conservative Allocation Fund	2
MFS Moderate Allocation Fund	6
MFS Growth Allocation Fund	3
MFS Aggressive Growth Allocation Fund	5
Columbia Mid Cap Value A Fund	5
RS Partners Fund	12

MTI Stock Fund

The fund is a unitized fund which invests in Mechanical Technology Incorporated common stock and maintains a portion of the fund in money market investments.

MFS Global Growth Fund

The fund's investment objective is to provide capital appreciation by investing in securities of companies worldwide growing at rates expected to be well above the growth of the overall U.S. economy. The fund invests primarily in equities issued in three market sectors: U.S. emerging growth companies, foreign growth companies, and emerging markets. The fund may also invest in derivative securities.

MECHANICAL TECHNOLOGY INCORPORATED

MTI SAVINGS & RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

MFS Emerging Growth Fund

The fund's investment objective is long-term growth of capital. The fund invests primarily in emerging growth companies that display the potential to become major enterprises or are major enterprises whose rates of earnings growth are expected to accelerate. The fund invests, under normal market conditions, at least 65% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts for those securities, of emerging growth companies. The fund may also invest up to 20% of its assets in foreign securities (including emerging market securities) through which it may have exposure to foreign currencies. The fund may also invest in debt and derivative securities.

MFS Total Return Fund

The fund's investment objective is to seek above-average income (compared to a portfolio entirely invested in equity securities); opportunity for growth of capital and income is secondary. The fund is a "balanced" fund and invests in a combination of equity and fixed income securities. The fund generally maintains 40% to 75% of assets in equity securities. It invests at least 25% in debt securities, including up to 20% of assets in lower rated debt. The fund may invest up to 20% in foreign securities. The fund may also invest in derivative securities.

MFS Bond Fund

The fund's investment objective is to provide as high a level of current income as is believed to be consistent with prudent investment risk, with a secondary objective to protect shareholder capital. The fund invests, under normal market conditions, at least 80% of its total assets in fixed income securities, such as U.S. Government securities and corporate debt. While the fund may purchase corporate bonds which have been assigned lower credit ratings, it focuses on investment-grade bonds. The fund may also invest in foreign, emerging markets and derivative securities.

MFS Fixed Fund

This fund is a stable value open-end collective investment trust whose investment objective is to earn a current income stream that is relatively consistent over time, while preserving capital through a broadly diversified high quality portfolio.

The fund strives to maintain a stable $1 unit value and has the potential for higher income than a money market fund by investing in a diversified portfolio of bonds. These funds also purchase investment contracts from financial institutions.

Massachusetts Investors Growth Stock Fund

The fund's investment objective is to provide long-term growth of capital and future income rather than current income. The fund emphasis is placed on companies that the investment advisor believes offers better than average prospects for long-term growth. The fund may invest up to 35% of its assets in foreign securities through which it may have exposure to foreign currencies. The fund invests at least 80% of its assets in common stocks and securities convertible into common stocks of companies. The fund may also invest in derivative securities.

Massachusetts Investors Trust Fund

The fund's investment objective is to seek long-term growth of capital with a secondary objective to seek reasonable current income. The fund invests, under normal market conditions, at least 65% of its net assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts. The fund generally focuses on companies with larger market capitalizations that its investment advisor believes have sustainable growth prospects and attractive valuations based on current and expected earnings or cash flow. The fund will also seek to generate gross income equal to approximately 90% of the dividend yield on the Standard & Poor's 500 Index. The fund may also invest less than 20% of its assets in foreign securities through which it may have exposure to foreign currencies. The fund may also invest in derivative securities.

MFS Government Limited Maturity Fund

The fund's investment objective is to preserve capital and provide high current income. The fund invests, under normal market conditions, at least 80% of its assets in U.S. Government securities that have limited maturities of five or fewer years. These securities include: U.S. Treasury obligations, GNMAs, zero-coupon bonds, and repurchase agreements. The fund also may invest in mortgage-backed securities, which during times of fluctuating interest rates, may increase or decrease more than other fixed-income securities.

MECHANICAL TECHNOLOGY INCORPORATED

MTI SAVINGS & RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

MFS International New Discovery Fund

The fund's investment objective is to seek capital appreciation. The fund normally invests at least 65% of assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts, of foreign issuers. The fund may invest in companies of any size, including equity securities issued by foreign companies with relatively small market capitalizations. The fund normally invests in at least three different countries. It may also invest in fixed income and derivative securities.

MFS Mid-Cap Growth Fund

The fund's investment objective is to seek long-term growth of capital. Mid-cap growth funds target firms that are projected to grow faster than other mid-cap stocks, therefore commanding relatively higher prices. The fund normally invests at least 80% of assets in equity securities of companies with medium market capitalizations by selecting companies that fall within the range of the Russell Midcap Growth Index. It may invest in debt rated below investment grade and in foreign securities.

MFS Value Fund

The fund's investment objective is to seek capital appreciation and reasonable income. The fund normally invests at least 65% of assets in income-producing equities. Management seeks a gross yield that exceeds that of the S&P 500. It may also invest 35% of assets in foreign securities, not including ADRs.

American Funds Growth Fund of America A

The fund's investment objective is to seek capital growth by investing primarily in common stocks of companies that appear to offer superior opportunities for growth of capital. The fund normally invests at least 65% of assets in common stocks and convertible securities. It may invest in a wide range of companies, including growing and profitable companies, turnaround situations, and unseasoned companies. The fund may invest up to 15% of assets in foreign securities. It may also invest up to 10% of assets in debt securities rated below investment grade.

American Funds New Perspective A

The fund's primary objective is to provide long-term growth of capital and the potential for income is a secondary consideration. The fund invests primarily in common stocks of foreign and U.S. companies. The advisor looks for worldwide changes in international trade patterns and economic and political relationships. It then searches for companies that may benefit from the new opportunities created by such changes.

MFS Conservative Allocation Fund

The fund's primary objective is to provide current income and long-term growth of capital is a secondary consideration. The fund invests in stocks, bonds, and cash with smaller positions in stocks than moderate-allocation funds. The fund allocates its assets in other MFS mutual funds, according to the fund's target asset class allocations of 35% U.S. stocks, 50% bonds, 10% cash, and 5% international stocks.

MFS Moderate Allocation Fund

The fund's primary objective is to provide long-term growth of capital and current income. The fund invests in stocks, bonds, and cash with larger positions in stocks than conservative-allocation funds. The fund allocates its assets in other MFS mutual funds, according to the fund's target asset class allocations of 50% U.S. stocks, 35% bonds, 5% cash, and 10% international stocks.

MFS Growth Allocation Fund

The fund's primary objective is to provide long-term growth of capital and current income is a secondary consideration. The fund tends to invest across the spectrum of U.S. industries and owing to their broad exposure, the funds' returns are often similar to those of the S&P 500 Index. The fund allocates its assets in other MFS mutual funds, according to the fund's target asset class allocations of 60% U.S. stocks, 20% bonds, and 20% international stocks.

MECHANICAL TECHNOLOGY INCORPORATED

MTI SAVINGS & RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

MFS Aggressive Growth Allocation Fund

The fund's primary objective is to provide long-term growth of capital. The fund tends to invest across the spectrum of U.S. industries and owing to their broad exposure, the funds' returns are often similar to those of the S&P 500 Index. The fund allocates its assets in other MFS mutual funds, according to the fund's target asset class allocations of 80% U.S. stocks and 20% international stocks.

Columbia Mid Cap Value A Fund

The fund's primary objective is to provide long-term growth of capital. The fund invests, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in middle capitalization stocks. These are stocks of mid-sized companies that have market capitalizations similar in size to those companies in the Russell Mid Cap Value Index. The advisor may determine that adverse market conditions make it desirable to suspend temporarily the fund's normal investment activities. During such times, the fund may, but is not required to, invest in cash or high quality, short-term debt securities, without limit. The fund was formerly known as the Select Value Fund.

RS Partners Fund

The fund's primary objective is to provide long-term growth of capital. The fund invests in equity securities primarily of companies with market capitalizations of up to $2 billion that RS Investments believes are undervalued. The fund may invest most or all of its assets in securities of U.S. companies, but may also invest any portion of its assets in foreign securities.

  Participant notes receivable

  Plan participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment funds from (to) the participant notes fund. Loan terms range from 1 to 5 years. The loans are collateralized by the balance in the participant's account and bear interest at the Prime interest rate plus 2 percent on the date the loan is made. The interest rate on outstanding loans at December 31, 2003 and 2002 was 10.5 percent. Principal and interest is paid ratably through weekly payroll deductions.

  Payment of benefits

Normal retirement age is 65. The Plan permits early retirement at age 55 with five years of service. Upon retirement, disability or death, a participant or beneficiary may elect to receive his or her vested individual account balance of more than $5,000 in the form of an annuity, a lump-sum payment or monthly installments over the recipient's life expectancy, not exceeding ten years. A participant or beneficiary with a vested individual account balance under $5,000 will receive a lump-sum payment.

A terminated participant is entitled to a lump-sum payment of the vested interest in his or her account. A terminated participant with less than four years of service forfeits the right to receive a portion of the accumulated benefit attributable to Plan Sponsor contributions.

MECHANICAL TECHNOLOGY INCORPORATED

MTI SAVINGS & RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

H. Forfeited Accounts

At December 31, 2003 and 2002, forfeited non-vested accounts totaling $10,987 and $11,387, respectively, were available to the Plan Sponsor. Forfeited non-vested accounts will be and have been used to first pay Plan administrative expenses, then to reduce future employer contributions. Plan administrative expenses paid from the forfeiture account totaled $7,120 and $5,730 in 2003 and 2002, respectively.

  Plan Administrative Costs

The Plan Sponsor pays both the annual trustee fees and annual audit fees of the Plan.

  SIGNIFICANT ACCOUNTING POLICIES
  Basis of preparation

  The financial statements of the Plan are prepared on the accrual basis of accounting.

  Use of Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

  Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participant's account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

  Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Investments in the common collective fund are stated at estimated fair values, which have been determined based on the unit value of the fund. Investments in the MTI stock fund are stated at fair value based upon the closing sales price of Common Stock reported on recognized securities exchanges on the last business day of the year. Investments in registered investment companies are valued at quoted market prices, which represent the net asset value of shares, or units held by the Plan at year-end. Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost. Interest income is recorded on the accrual basis.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses (computed on average cost) and the unrealized appreciation (depreciation) on those investments.

  Payments of Benefits

Benefits are recorded when paid.

MECHANICAL TECHNOLOGY INCORPORATED

MTI SAVINGS & RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

  INVESTMENTS

The Plan's investments are held by an investment company. The following tables present the fair values of investments.

	December 31, 2003
	Number of Shares	Net Asset Value Per Share	Cost	Fair Value
Common Collective Fund:

MFS Fixed Fund	4,150,434	$ 1.00	$ 4 ,150,318	$ 4,150,434 *

Investments at Fair Value as Determined
by Quoted Market Prices:
MTI Stock Fund	34,373	$ 12.24	$ 224,744	$ 420,888

Registered Investment Companies:
MFS Global Growth Fund	19,594	$ 16.99	$ 294,053	$ 332,902
MFS Emerging Growth Fund	43,770	28.27	1,323,828	1,237,383*
MFS Total Return Fund	61,862	15.10	873,516	934,124*
MFS Bond Fund	31,021	13.10	387,119	406,370
Massachusetts Investors Growth Stock Fund	114,515	11.32	1,409,707	1,296,313*
Massachusetts Investors Trust Fund	42,060	15.62	659,237	656,980*
MFS Government Limited Maturity Fund	10,906	8.19	91,884	89,321
MFS International New Discovery Fund	8,938	18.10	127,045	161,780
MFS Mid-Cap Growth Fund	11,391	7.81	83,797	88,960
MFS Value Fund	6,787	20.34	123,159	138,050
American Funds Growth Fund of America A	7,442	24.54	162,115	182,616
American Funds New Perspective A	3,715	24.49	79,067	90,986
MFS Conservative Allocation Fund	245	10.82	2,546	2,646
MFS Moderate Allocation Fund	249	11.31	2,655	2,820
MFS Growth Allocation Fund	7,842	11.69	86,089	91,673
MFS Aggressive Growth Allocation Fund	151	11.79	1,696	1,775
Columbia Mid Cap Value A Fund	248	23.92	5,261	5,929
RS Partner Fund	1,455	27.70	37,392	40,296
			$ 5,750,166	$ 5,760,924
Investments at Estimated Fair Value:
Participant Notes Receivable			$ 777	$ 777
Total			$10,126,005	$10,333,023

* - Investments that represent 5 percent or more of total plan assets.

Net appreciation in fair value of investments:	Year Ended December 31, 2003
Investments at fair value as determined by quoted market prices:
MTI stock fund	$ 324,112
Common collective fund	(19)
Registered investment companies	971,011
$ 1,295,104

MECHANICAL TECHNOLOGY INCORPORATED

MTI SAVINGS & RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

	December 31, 2002
	Number of Shares	Net Asset Value Per Share	Cost	Fair Value
Common Collective Fund:

MFS Fixed Fund	4,476,593	$ 1.00	$ 4 ,464,666	$ 4,476,593*

Investments at Fair Value as Determined
by Quoted Market Prices:
MTI Stock Fund	42,868	$ 3.96	$ 280,312	$ 169,827

Registered Investment Companies:
MFS International Growth Fund	4,491	$ 12.24	$ 60,113	$ 54,964
MFS Global Growth Fund	19,459	12.68	294,652	246,740
MFS Emerging Growth Fund	41,619	21.45	1,326,011	892,732*
MFS Total Return Fund	60,442	13.27	854,977	802,063*
MFS Bond Fund	26,831	12.65	330,174	339,409
Massachusetts Investors Growth Stock Fund	113,460	9.23	1,415,931	1,047,234*
Massachusetts Investors Trust Fund	40,253	12.87	642,109	518,053*
MFS Government Limited Maturity Fund	27,979	8.46	236,668	236,703
MFS International New Discovery Fund	624	12.26	8,087	7,647
MFS Mid-Cap Growth Fund	5,065	5.66	39,691	28,667
MFS Value Fund	2,014	16.52	38,074	33,272
American Funds Growth Fund of America A	1,104	18.47	20,428	20,391
American Funds New Perspective A	285	18.04	5,368	5,135
			$ 5,272,283	$ 4,233,010
Investments at Estimated Fair Value:
Participant Notes Receivable			$ 1,286	$ 1,286
Total			$10,018,547	$ 8,880,716

* - Investments that represent 5 percent or more of total plan assets.

Net depreciation in fair value of investments:	Year Ended December 31, 2002
Investments at fair value as determined by quoted market prices:
MTI stock fund	$ (24,591)
Common collective fund	(5)
Registered investment companies	(1,438,534)
$ (1,463,130)

MECHANICAL TECHNOLOGY INCORPORATED

MTI SAVINGS & RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

  PLAN TERMINATION

  Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

  INCOME TAX STATUS

The Plan Sponsor adopted a Prototype Non standardized Profit Sharing Plan with a Cash or Deferred Arrangement through MFS Retirement Services Inc. ("MFS") which received a favorable opinion letter from the Internal Revenue Service on April 23, 2002 which stated that the Plan is designed in accordance with Section 401(a) of the Internal Revenue Code and, therefore, is exempt from taxation. This letter considers the changes in qualifications requirements made by the Uruguay Round Agreements Act ("GATT"), Pub. L. 103-465, the Small Business Job Protection Act of 1996, Pub. L. 104-188, the Uniformed Services Employment and Reemployment Rights Act of 1994, Pub. L. 103-353, the Taxpayer Relief Act of 1997, Pub. L. 105-34, the Internal Revenue Service Restructuring and Reform Act of 1998, Pub. L. 105-206 and the Community Renewal Tax Relief Act of 2000, Pub. L. 106-554. These laws are referred to collectively as ("GUST").

  AMENDMENT TO PLAN

Effective April 30, 2003, the Plan was amended and restated to reflect required changes for GUST and the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA").

  RELATED PARTY TRANSACIONS

The Plan invests in shares of mutual funds managed by MFS, who also serves as the custodian for the investments held by the Plan. The Plan also invests in shares of the Plan Sponsor. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

MECHANICAL TECHNOLOGY INCORPORATED

MTI SAVINGS & RETIREMENT PLAN

Schedule H, line 4i - Schedule of Assets (Held At End of Year)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost (1)	(e) Current value

*	MFS	Fixed Fund		$ 4,150,434
*	Mechanical Technology Incorporated	Stock Fund		420,888
*	MFS	International Growth Fund		-
*	MFS	Global Growth Fund		332,902
*	MFS	Emerging Growth Fund		1,237,383
*	MFS	Total Return Fund		934,124
*	MFS	Bond Fund		406,370
*	MFS	MA Investors Growth Stock Fund		1,296,313
*	MFS	MA Investors Trust Fund		656,980
*	MFS	Government Limited Maturity Fund		89,321
*	MFS	International New Discovery Fund		161,780
*	MFS	Mid-Cap Growth Fund		88,960
*	MFS	Value Fund		138,050
*	MFS	Conservative Allocation Fund		2,646
*	MFS	Moderate Allocation Fund		2,820
*	MFS	Growth Allocation Fund		91,673
*	MFS	Aggressive Growth Allocation Fund		1,775
	American Funds	Growth Fund of America A		182,616
	American Funds	New Perspective A		90,986
	Columbia Funds	Columbia Mid Cap Value A Fund		5,929
	RS Investments	RS Partner Fund		40,296
	Participant Notes	10.50%		777
Total investments				$ 10,333,023

* Represents party-in-interest to the Plan.

(1) Column (d) has been omitted, as the Plan is 100% participant directed.